JINHAO MOTOR COMPANY

November 3, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Letty G. Lynn

Re:    Jinhao Motor Company
          Registration Statement on Form S-1 (File No. 333-170226)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Act"), Jinhao Motor Company (the "Registrant") is hereby filing a delaying amendment with respect to the above-referenced Registration Statement on Form S-1, File No. 333-170226, which was filed with Securities and Exchange Commission ("Commission") on October 29, 2010 (the "Registration Statement").

The Registrant hereby amends the Registration Statement to include the following language on the cover page thereof:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If you have any questions or comments with respect to this filing, please contact the undersigned or Dawn Bernd-Schulz, Esq. of Pillsbury Winthrop Shaw Pittman LLP at (202) 663-8345.

Very truly yours,

JINHAO MOTOR COMPANY

By: /s/ Chak Shing Tsoi
Name: Chak Shing Tsoi
Title: Chief Executive Officer

Dawang Industrial Park, Hi-Tech Exploit Area, Zhaoqing City, Guangdong 526238, People's Republic of China; Tel. (86) 7583625628